SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)
(Amendment No. 1)

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M8183P102
(CUSIP Number)

Harel Beit-On
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya Pituach, 4672530, Israel
972-9-972-0500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola A.V. RRsat, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Viola P.E. GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

CUSIP No. M8183P102

1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,079,607 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,269,240 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,607 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
See Item 5 for a description of the shares comprising this total share amount, and see Item 6 for a description of the arrangements pursuant to which voting or dispositive power (as appropriate) is shared with respect to these shares.

(2)
The percentage presented is based on 17,346,561 ordinary shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013).

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the statement of beneficial ownership on Schedule 13D originally filed on May 17, 2013 (the “Statement”) relates to the Ordinary Shares, par value 0.01 New Israeli Shekels (“NIS”) per share (the “Ordinary Shares”), of RRsat Global Communications Network Ltd., an Israeli company (the “Issuer” or “RRsat”). The principal executive office of RRsat is located at RRsat Building, Hanegev Street, POB 1056, Airport City 70100, Israel.

This Amendment is being filed by the Reporting Persons (as defined in Item 2 below) to report their having acquired beneficial ownership of an additional 4,233,600 Ordinary Shares of the Issuer, in the aggregate, as a result of: (i) the closing, on September 10, 2013, of the purchase by Viola A.V. RRsat (as defined in Item 2 below) of 2,255,053 Ordinary Shares from Kardan Communications Ltd. (“Kardan”) pursuant to a share purchase agreement, dated as of April 4, 2013, by and between Kardan and Viola A.V. RRsat (the “Kardan-Viola SPA”); and (ii) the effectiveness of the Shareholders Agreement, dated as of April 4, 2013, by and between Viola A.V. RRsat and Kardan (the “Kardan- Viola Shareholders Agreement”), under which (a) the Reporting Persons have gained voting and dispositive rights over an additional 1,978,547 Ordinary Shares still held by Kardan, and (b) Viola A.V. RRsat has subjected the Ordinary Shares beneficially owned by the Reporting Persons to voting and dispositive rights of Kardan.  See Item 6 below for a description of these arrangements under the Kardan- Viola Shareholders Agreement.

This Amendment amends and supplements the Statement. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement.

Item 2.  Identity and Background.

The identity and background information with respect to each of the Reporting Entities and Reporting Individuals that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of the Amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

A cash amount of $17,257,670.66 was paid by Viola A.V. RRsat for the purchase of the 2,255,053 Ordinary Shares from Kardan upon the closing under the Kardan- Viola SPA.  Such cash consideration was funded from the working capital of Viola A.V. RRsat, via capital contributions from its limited partners, as well as from a $6 million loan received by Viola A.V. RRsat from the First International Bank of Israel, which bears interest at a floating rate equal to LIBOR, plus a customary spread.
The acquisition of beneficial ownership of additional Ordinary Shares by the Reporting Persons by virtue of the arrangements under the Kardan- Viola Shareholders Agreement did not require the payment of cash consideration.  Instead the agreements, representations and covenants of Viola A.V. RRsat under that shareholders agreement served as the consideration whereby the Reporting Persons have acquired beneficial ownership over additional Ordinary Shares held by Kardan.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired Ordinary Shares of RRsat for investment purposes. The Reporting Persons intend to continue to review their investment in RRsat and may, based on such review as well as other factors (including, among other things, their evaluation of RRsat’s business, prospects and financial condition, amounts and prices of available Ordinary Shares of RRsat, the market for RRsat’s securities, other opportunities available to the Reporting Persons and general market and economic conditions), acquire additional Ordinary Shares of RRsat or sell Ordinary Shares of RRsat, on the open market or in privately negotiated transactions. The Reporting Persons reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the Ordinary Shares of RRsat acquired by them (subject to any applicable requirement to update the Statement, as amended by this Amendment, as a result of any such changed intent or disposition of Ordinary Shares under the rules of the U.S. Securities and Exchange Commission).

Except as set forth herein, as of the filing of this Amendment, the Reporting Persons and the other individuals listed in Item 2 of this Statement do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association (except for board nomination provisions, as contemplated under the Kardan- Viola Shareholders Agreement (as described in Item 6 of this Amendment) and in the Del-Ta- Viola Shareholders Agreement (as described in Item 6 of the Statement) or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to be delisted from a national securities exchange (such as the NASDAQ Global Select Market, on which the Ordinary Shares are currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 17,346,561 Ordinary Shares of the Issuer outstanding as of February 28, 2013 (as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 11, 2013)

(a)           Each of the Reporting Persons may be deemed to beneficially own 13,079,607 Ordinary Shares of the Issuer, representing approximately 75.4% of the issued and outstanding share capital of the Issuer.  These 13,079,607 Ordinary Shares consist of the following:

(i) 3,469,312 Ordinary Shares held by Viola A.V. RRsat, as to which:

(t)     the remaining Reporting Persons may be deemed to share voting power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions with respect thereto;

(u)    the remaining Reporting Persons may be deemed to share dispositive power with Viola A.V. RRsat due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions with respect thereto;

                        (v)    Del-Ta Engineering may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Del-Ta Engineering under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 of the Statement);

            (w)   Rivel may be deemed to share voting power, due to the obligation of Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement (as described in Item 6 of the Statement) to vote an unspecified portion of such 3,469,312 Ordinary Shares in favor of the appointment of Rivel, personally, as a director of RRsat;

            (x)   Rivel may be deemed to share dispositive power, due to the tag-along rights granted by Viola A.V. RRsat to Rivel under the Rivel-Viola Shareholders Agreement in the event of a transfer of such 3,469,312 Ordinary Shares by Viola A.V. RRsat;

(y)   Kardan may be deemed to share voting power, due to the obligation of Viola A.V. RRsat under the Kardan-Viola Shareholders Agreement to vote such 3,469,312 Ordinary Shares in favor of the appointment of a person designated by Kardan as a director of RRsat (as described in Item 6 of this Amendment); and

(z)    Kardan may be deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Viola A.V. RRsat to Kardan under the Kardan-Viola Shareholders Agreement in the event of a transfer of such 3,469,312 Ordinary Shares by Viola A.V. RRsat (as described in Item 6 of this Amendment).

 (ii) 821,381 Ordinary Shares held by Rivel, as to which:

(w)  Viola A.V. RRsat may be deemed to share voting power, due to the agreement by Rivel under the Rivel-Viola Shareholders Agreement to vote all Ordinary Shares held by it as directed by Viola A.V. RRsat, and due to the related proxy delivered by Rivel to Violas A.V. RRsat in respect of such 821,381 Ordinary Shares in furtherance of such voting agreement;

(x)   the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 821,381 Ordinary Shares);

(y)   Viola A.V. RRsat may be may deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Rivel to Viola A.V. RRsat under the Rivel-Viola Shareholders Agreement with respect to those 821,381 Ordinary Shares; and

(z)   the remaining Reporting Persons may be deemed to share dispositive power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses dispositive rights (such as the subject 821,381 Ordinary Shares).

(iii) 6,810,367 Ordinary Shares held by Del-Ta Engineering, as to which:

(x)  Viola A.V. RRsat may be deemed to share voting power, due to the board designation provisions to which such Ordinary Shares are subject in favor of Viola A.V. RRsat under the Del-Ta-Viola Shareholders Agreement (as described in Item 6 below); and

(y)  the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 6,810,367 Ordinary Shares).

(iv) 1,978,547 Ordinary Shares held by Kardan, as to which:

(w) Viola A.V. RRsat may be deemed to share voting power, due to the agreement by Kardan under the Kardan-Viola Shareholders Agreement to vote all Ordinary Shares held by it as directed by Viola A.V. RRsat (with certain exceptions, as described in Item 6 of this Amendment), and due to the related proxy delivered by Kardan to Viola A.V. RRsat in respect of such 1,978,547 Ordinary Shares in furtherance of such voting agreement;

(x)  the remaining Reporting Persons may be deemed to share voting power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make voting decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses voting rights (such as the subject 1,978,547 Ordinary Shares);

(y)   Viola A.V. RRsat may be may deemed to share dispositive power, due to the right of first offer and tag-along rights granted by Kardan to Viola A.V. RRsat under the Kardan-Viola Shareholders Agreement with respect to those 1,978,547 Ordinary Shares; and

(z)   the remaining Reporting Persons may be deemed to share dispositive power, due to their possession of direct (in the case of Viola P.E. GP) or indirect (in the case of the Reporting Individuals) authority to make investment decisions on behalf of Viola A.V. RRsat with respect to Ordinary Shares for which Viola A.V. RRsat possesses dispositive rights (such as the subject 1,978,547 Ordinary Shares).

Each of the Reporting Persons disclaims beneficial ownership of all Ordinary Shares as to which beneficial ownership may be attributed to him, her or it, as appropriate, except to the extent of his, her or its pecuniary interest therein and except, in the case of Viola A.V. RRsat, for the 3,469,312 Ordinary Shares held directly by Viola A.V. RRsat.

Except for the foregoing, the Reporting Persons and the other persons listed in Item 2 of the Statement do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment.

(b)           The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) of this Item 5 above.

(c)           Except for the transactions described in Item 1 of this Amendment, neither the Reporting Persons nor the other persons described in Item 2 of the Statement has effected any transactions in securities of the Issuer in the past 60 days.

(d)           The various limited partners of Viola A.V. RRsat have the right to receive dividends from, and proceeds from the sale of, the 3,469,312 Ordinary Shares held by Viola A.V. RRsat.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement is incorporated by reference in this Item 6.

In addition, the Kardan- Viola Shareholders Agreement, which became effective upon the closing under the Kardan- Viola SPA, and the Kardan- Viola SPA, provide for certain arrangements concerning the Ordinary Shares held by Viola A.V. RRsat and by Kardan, as described below:

Kardan-Viola Shareholders Agreement

On April 4, 2013, Viola A.V. RRsat and Kardan entered into the Kardan-Viola Shareholders Agreement relating to their holdings in RRsat.   The agreement went effective on September 10, 2013, upon the closing under the Kardan-Viola SPA. The key terms of the agreement are as follows:

Voting Undertakings
Kardan agreed that at any shareholders meeting of RRsat, or pursuant to any other shareholder action, it would vote (or cause to be voted) all Ordinary Shares now or hereafter beneficially owned by Kardan and its affiliates (for purposes hereof, the “Shares”), as directed by Viola A.V. RRsat; provided that such voting undertaking does not apply with respect to (i) any transaction between RRsat or any subsidiary thereof, on the one hand, and Viola A.V. RRsat or any of its affiliates, on the other hand, (ii) any transaction with respect to which any of Viola A.V. RRsat or any of its affiliates declares to have a personal interest, or (iii) the voting on the appointment or removal of directors or any amendment to the Articles of Association of RRsat concerning the manner of election of directors, in the case of each of (i) and (ii), which transaction is subject to the approval of the shareholders of RRsat. In addition, Kardan delivered to Viola A.V. RRsat an irrevocable proxy to vote the Shares at any meeting of the shareholders of RRsat, or pursuant to any consent in lieu of a meeting or otherwise in accordance with such voting agreement.

Viola A.V. RRsat, in turn, agreed that at each general meeting of shareholders at which members of the Board of Directors of RRsat are elected (other than election of external directors under the Israeli Companies Law): (i) for so long as the election of RRsat’s directors (other than the external directors) is effected in accordance with the cumulative voting mechanism currently set forth in RRsat’s Articles of Association, Viola A.V. RRsat will vote the Ordinary Shares then held by it (subject to exceptions) in favor of the appointment of a person designated by Kardan as a director of RRsat in such portion representing a good faith intention that, and as is reasonably expected to result in, such person being elected as a director.; and (ii) if the election of RRsat’s directors (other than the external directors) is instead effected in accordance with a regular majority scheme, Viola A.V. RRsat will vote the shares then held by it (subject to exceptions) in favor of the appointment of a person designated by Kardan, as a director of RRsat  Viola will also vote a portion of the Shares for the removal of any director designated by Kardan as aforesaid in accordance with the written instructions of Kardan in advance of a shareholders meeting. The foregoing undertakings shall remain in effect as long as the person designated by Kardan complies with all applicable legal requirements for election as a director. Viola A.V. RRsat is subject to the foregoing undertakings for so long as Kardan and its affiliates hold Ordinary Shares constituting at least 7% of the then issued and outstanding share capital of RRsat.

For as long as Kardan designates or has the right to designate an observer to the Board of Directors of RRsat, it shall either assign its right to nominate such observer to Viola A.V. RRsat or appoint, remove and replace such person as designated from time to time in writing by Viola A.V. RRsat. Kardan shall furthermore cause its affiliates not to designate any other person unless at such time a person designated by Viola A.V. RRsat is an observer to the Board of Directors of RRsat.

Standstill
Kardan agreed that it shall not, and shall cause its affiliates not to, directly or indirectly, (i) except (1) in a transaction for the sale of all of RRsat’s issued share capital or (2) pursuant to a tender offer for less than all of RRsat’s issued share capital, on a pro rata basis with Viola, if and to the extent that Viola A.V. RRsat sells shares in such tender offer, sell or otherwise dispose of (or enter into any contract or arrangement with respect to such sale or disposition) any shares of RRsat or any interest therein, to any person (other than (A) pursuant to the Kardan-Viola SPA, or (B) in a sale permitted pursuant to the Kardan- Viola Shareholders Agreement); (ii) except as permitted by the Kardan- Viola Shareholders Agreement, grant any proxies or powers of attorney, deposit any shares into a voting trust or enter into a voting agreement, in each case with respect to any shares of RRsat; and (iii) subject any shares of RRsat to any shareholders agreement, or other agreement or understandings relating to any attribute thereof, including, the voting or disposition thereof, or amend or waive, or consent to the amendment or waiver of any provision of any existing shareholders agreement or any other agreement or understanding with any person the effect of which would be inconsistent with or result in the violation of the provisions and undertakings in the Kardan- Viola Shareholders Agreement.

Notwithstanding the foregoing restrictions, Kardan and its affiliates are entitled to consummate any transaction for the sale of RRsat shares at any time after March 31, 2014 and prior to the 30 month anniversary of September 10, 2013, provided that (i) Kardan notifies Viola A.V. RRsat of the proposed transaction at least 90 days prior to the consummation thereof, and (ii) the provisions of the Right of First Offer described below apply to such sale or other disposition, with certain changes, as set forth in the Kardan-Viola Shareholders Agreement.

Right of First Offer
If either Viola A.V. RRsat or Kardan, or any transferee of its shares who becomes a party to the Kardan-Viola Shareholders Agreement and any of their respective affiliates which are or become the beneficial owners of any Shares (the “Selling Party”) wishes to sell or otherwise transfer, directly or indirectly, any Ordinary Shares (other than to a permitted transferee), the transferring shareholder shall be required to first offer the shares to the other party, which shall have 14 business days, or three business days in case of a sale under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), to notify the Selling Party that it wishes to purchase the offered shares. If such party does not notify the Selling Party that it wishes to purchase the offered Shares, the Selling Party and/or any of his respective affiliates shall be entitled to transfer all of the shares being offered to a third party, provided that (A) (i) a binding agreement is entered into within 90 days following the expiration of such acceptance period and (ii) such transfer is consummated within 180 days after expiration of the acceptance period (which period may be extended by the seller by an additional 45 days due to not obtaining regulatory approvals required for such consummation) and at a price that is not lower than that specified in the offer, and on other terms that are not more favorable to the purchaser than those specified in the offer, and (B) the seller shall request the third party transferee to be bound by the terms of the Kardan-Viola Shareholders Agreement to the same extent as the seller.

Allocation of Sales under Rule 144
The parties agreed on a mechanism for allocating between them the number of Ordinary Shares permitted to be sold in compliance with the volume limitations for sales under the safe harbor provided by Rule 144 under the Securities Act.

Tag Along
If any Selling Party wishes to sell of otherwise transfer any shares to a proposed third party purchaser, other than in a sale in accordance with Rule 144 under the Securities Act, and, to the extent applicable, the other party did not exercise its foregoing Right of First Offer, then it is required to send to each shareholder of RRsat that is party to the agreement and that holds at least 2% of the issued and outstanding share capital of RRsat at such time (an “Eligible Shareholder”) a written notice that specifies the terms of the proposed transaction. Each Eligible Shareholder has the right to notify the selling party in writing, within seven business days after it is informed of the proposed transaction, of its decision to exercise its tag along right, in an amount of Ordinary Shares of up to the Eligible Shareholder’s pro-rata portion (based on the Selling Party’s and all Eligible Shareholders total relative holdings of Ordinary Shares, and, if Viola A.V. RRsat or any of its affiliates is the Selling Party, after including the total number of Ordinary Shares held by any other shareholder of the Company that has tag along rights against Viola A.V. RRsat or its affiliate with respect to such tag along offer).

Notwithstanding the foregoing, for so long as the agreement, dated as of October 5, 2006 among Del-Ta Engineering, Rivel and Kardan is in effect with respect to Kardan (the “Existing Tag Along Agreement”), (i) if the selling party is Kardan, the number of  shares deemed to be offered a proposed third party purchaser for purposes of the tag-along provisions of the Kardan-Viola Shareholders Agreement shall be equal to the number of shares that Kardan proposes to transfer minus the number of Ordinary Shares that Del-Ta Engineering elects to sell, and the tag-along offer shall be provided promptly after the expiration of the period for exercise of the tag along rights under the Existing Tag Along Agreement.  Kardan is required to terminate the Existing Tag Along Agreement at the first instance at which it is entitled to do so, and to inform Viola A.V. RRsat of such termination.

Bring Along
If at any time after the lapse of 30 months following September 10, 2013, Viola A.V. RRsat accepts an offer for a transaction or series of related transactions with any person or persons unaffiliated with Viola A.V. RRsat and its affiliates, regarding a sale, whether through a purchase, merger, tender offer or otherwise, of all of RRsat shares then held by it and its affiliates, then Kardan and its affiliates shall: (i) sell, on the terms and conditions of such transaction, all shares held by them immediately prior to the time of the transaction, provided that (x) Viola sells in the transaction all of its shares in RRsat and (y) the price per share paid to Kardan in the transaction is not less than $8.00 (subject to adjustments) plus annual interest of 5%, or a pro rata portion thereof for any period that is less than 12 months, for the period from the date of the Kardan- Viola Shareholders Agreement through the closing of the transaction, (ii) if applicable, waive any dissenting minority, appraisal rights or similar rights in connection with such transaction; and (iii) take all necessary actions in connection with the consummation of the transaction as reasonably requested by Viola A.V. RRsat.

Term and Termination
Each of Kardan and Viola A.V. RRsat may terminate the Kardan-Viola Shareholders Agreement by written notice to the other party commencing on the first date on which Viola A.V. RRsat and its affiliates and permitted transferees hold in the aggregate less than 10% of RRsat’s issued and outstanding share capital or shall have sold an aggregate amount of more than the sum of (i) 867,328 Ordinary Shares plus (ii) any additional Ordinary Shares owned by Viola A.V. RRsat and/or its affiliates at the relevant time in excess of the shares referred to in the relevant definition in the agreement.

Viola A.V. RRsat may terminate the agreement by written notice to Kardan commencing on the first date on which Kardan and its affiliates and permitted transferees hold in the aggregate less than 6% of RRsat’s then issued and outstanding share capital.

Kardan- Viola SPA

Call Option
Under the Kardan-Viola SPA, Kardan granted to Viola A.V. RRsat a call option to purchase from Kardan an aggregate of 346,931 additional Ordinary Shares (besides the Ordinary Shares purchased at the closing under the agreement), subject to reduction as described in the agreement (the “Call Option” and the “Call Option Shares”, respectively) and, if applicable, the Call Option Related Assets (as defined below) in consideration for a price per share equal to US$10.00 (reduced by the gross amount per share of all dividend or other distributions effected by RRsat following the date of the Kardan-Viola SPA through the date of the closing for the Call Option transaction). “Call Option Related Assets” is defined in the Kardan-Viola SPA as all rights, assets, properties or securities of any kind distributed, issued or granted in respect of, in exchange or in addition to, the Call Option Shares, following the date of the Kardan-Viola SPA through the date of closing for the Call Option transaction (but excluding distributions to the extent deducted from the purchase price as described above).

Viola A.V. RRsat may exercise the Call Option at one time or from time to time during the period between September 30, 2013 and September 30, 2014 by notifying Kardan as to the number of Call Option Shares it wishes to purchase. As promptly as practicable thereafter, Kardan shall deliver to Viola A.V. RRsat  a written notice describing the Call Option Related Assets.  The closing of the purchase of the Call Option Shares will occur on the later of (i) the 10th business day following the delivery of Viola A.V. RRsat's exercise notice, or (ii) the third business day after such time as the applicable regulatory approvals and requirements (if any) with respect to the purchase of such Call Option Shares and, if applicable, the Call Option Related Assets shall have been obtained or satisfied.

Notwithstanding the above-described exercise period, the call option will expire upon the earlier of the following: (i) the earliest of: (a) such time as Viola A.V. RRsat purchases from the Kardan Ordinary Shares pursuant to Section 2.5 of the Kardan- Viola Shareholders Agreement in an amount equal to or in excess of the number of the Call Option Shares; (b) such time as Viola A.V. RRsat  notifies Kardan in writing that it declines an offer to purchase certain Ordinary Shares offered to it by Kardan pursuant to Section 2.5 of the Kardan- Viola Shareholders Agreement; or (c) the expiration of the applicable period for accepting the offer pursuant to Section 2.5 of the Shareholders Agreement; (ii) the date of consummation of a transaction for the sale of all of RRsat's issued share capital (however structured); or (iii) the date of consummation of a transfer of all Ordinary Shares held by Kardan in a transaction effected pursuant to Viola A.V. RRsat’s bring along rights under the Kardan-Viola Shareholders Agreement (as described above).

Put Option
In parallel to the call option granted by Kardan to Viola A.V. RRsat, Viola A.V. RRsat, in turn, granted to Kardan a put option to sell to Viola A.V. RRsat such number of Ordinary Shares as equals the maximum number of Call Option Shares (the “Put Option” and the “Put Option Shares”, respectively) and, if applicable, the Call Option Related Assets (for purposes of the Put Option, the “Put Option Related Assets”) for a price per share equal to US$8.00 (reduced by the gross amount per share of all dividend or other distributions effected by RRsat following the date of the Kardan-Viola SPA through the date of consummation of the closing for the Put Option transaction), after deduction of applicable tax withholding amounts.

Kardan may exercise the Put Option by notifying Viola A.V. RRsat, in writing, at one time or from time to time during the period commencing on September 30, 2013 and ending on March 31, 2014, as to the number of Put Option Shares it wishes to sell.

The closing of the purchase of the Put Option Shares indicated in Kardan's exercise notice and, if applicable, the Put Option Related Assets shall take place on the later of (i) the 30th business day following the delivery of Kardan's exercise notice, or (ii) the third business day after such time as the applicable regulatory approvals and requirements (if any) with respect to the purchase of such Put Option Shares and, if applicable, the Put Option Related Assets shall have been obtained or satisfied.

Notwithstanding the foregoing exercise period, the Put Option will expire upon the earlier of the following: (i) a transaction for the sale of all of RRsat’s issued share capital (however structured); or (ii) a transfer of all Ordinary Shares held by Viola A.V. RRsat.

Item 7. Material to be Filed as Exhibits.

Exhibit 1-- Share Purchase Agreement, dated April 4, 2013, by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, and Kardan Communications (incorporated by reference to Exhibit 4 to the Statement)

Exhibit 2 -- Shareholders Agreement, dated as of April 4, 2013 (but effective as of the closing under the Kardan- Viola SPA on September 10, 2013), by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, and Kardan

Exhibit 3 -- Shareholders Agreement, dated as of April 4, 2013, by and between Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, and Rivel (incorporated by reference to Exhibit 2 to the Statement)

Exhibit 4 -- Shareholders Agreement, dated as of April 17, 2013, by and between (i) Viola P.E. GP, as nominee on behalf of Viola A.V. RRsat, and (ii) Del-Ta Engineering (incorporated by reference to Exhibit 6 to the Statement of Beneficial Ownership on Schedule 13D filed by InterGamma International Trade Founded by InterGamma Investments Co., Del-Ta Engineering, Rapac Communication & Infrastructure Ltd., Inter-Gamma Investment Company Ltd. and Tanhum Oren with the Securities and Exchange Commission on April 29, 2013) (SEC File No. 005-82408)

Exhibit 5 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola A.V. RRsat, Limited Partnership

By:  Viola P.E. GP Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

Viola P.E. GP Ltd.
By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Avi Zeevi
Name: Avi Zeevi

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: September 18, 2013